M&T Bank Corporation Computations of Consolidated Ratios of Earnings to Fixed Charges (Dollars in thousands)	Exhibit 12.1

		Year Ended December 31,
		2007	2006	2005	2004	2003
Excluding Interest on Deposits:

Fixed Charges:
Interest Expense (excluding interest on deposits)		$735,257	561,686	437,820	272,538	247,316
Interest Factor Within Rent Expense (a)		21,608	20,135	19,217	19,570	17,170

Total Fixed Charges		$756,865	581,821	457,037	292,108	264,486

Earnings:
Income Before Income Taxes		$963,537	1,231,642	1,170,919	1,066,523	850,670
Fixed Charges		756,865	581,821	457,037	292,108	264,486

Total Earnings		$1,720,402	1,813,463	1,627,956	1,358,631	1,115,156

Ratio of Earnings to Fixed Charges, Excluding Interest on Deposits	x	2.27	3.12	3.56	4.65	4.22

Including Interest on Deposits:

Fixed Charges:
Interest Expense		$1,694,576	1,496,552	994,351	564,160	527,810
Interest Factor Within Rent Expense (a)		21,608	20,135	19,217	19,570	17,170

Total Fixed Charges		$1,716,184	1,516,687	1,013,568	583,730	544,980

Earnings:
Income Before Income Taxes		$963,537	1,231,642	1,170,919	1,066,523	850,670
Fixed Charges		1,716,184	1,516,687	1,013,568	583,730	544,980

Total Earnings		$2,679,721	2,748,329	2,184,487	1,650,253	1,395,650

Ratio of Earnings to Fixed Charges, Including Interest on Deposits	x	1.56	1.81	2.16	2.83	2.56

(a)	The portion of rents shown as representative of the interest factor is one-third of total net operating lease expenses.